VIA EDGAR

October 19, 2012

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

US Securities and Exchange Commission

100 F Street, N.E.

Room 4733

Washington, DC 20549

Attn: Tabitha Akins and Mary Mast

Re:	BioDelivery Sciences International, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 19, 2012

Form 10-Q for the Quarterly Period Ended June 30, 2012

Filed August 9, 2012

File No. 001-31361

Dear Mr. Rosenberg:

This letter is in response to oral comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on October 11, 2012 (in response to the Company’s letter, also dated October 11, 2012) regarding the above captioned filings and that certain License and Development Agreement (the “Agreement”) between BioDelivery Sciences International, Inc. (the “Company,” “we,” “our” or similar terminology) and Endo Pharmaceuticals, Inc. (“Endo”). We have reproduced the Staff’s comments below in bold type, followed by the Company’s responses.

As discussed telephonically with the Staff, since certain information (particularly with regard to milestones) provided in support of our response herein has previously been granted confidential treatment by the Staff, we will provide Exhibit A to this response supplementally to the Staff for its confidential review and provide only this response letter. Per the Staff’s guidance, we will also be requesting, under separate cover, Rule 83 confidential treatment for certain portions of the Company’s correspondences with the Staff in connection with its review of this matter, in particular certain exhibits to such correspondences.

In addition, we acknowledge that we will need to provide the Staff with revised proposed disclosure for future periodic filings based on the outcome of our discussions with the Staff on these matters.

1.	We have reviewed your response to our prior comment one and have the following comments:

•	You have provided us with Exhibit A, which is your analysis of the Agreement deliverables. Please address the following:

•

Why the substantive milestones are considered deliverables under the multi-element arrangement as they are being accounted for as substantive milestones under ASC 605-28. Refer also to ASC 605-25-15-2A(c).

In Exhibit A attached hereto, we have considered both substantive milestones and deliverables under the Company’s arrangement with Endo. However, we note that ASC 605-28 does not consider the milestones to be deliverables themselves. Rather, milestones are events that trigger payments that are allocated to deliverables (or units of accounting made up of several deliverables). The deliverables, however, are those goods and services that we provide to Endo under the Agreement.

Pursuant to the Agreement, the Company has agreed to perform the following (either directly or indirectly through the significant motivation of facing a substantial economic penalty by not performing):

(i)	provide Endo with a license to our BEMA Buprenorphine product and related intellectual property on a worldwide basis;

(ii)	perform the Phase 3 clinical trials for BEMA Buprenorphine specified in the Agreement, including providing the clinical supply materials of the product necessary to conduct such trials (which we refer to herein as the “R&D services deliverable”);

(iii)	perform services related to an application with the U.S. Patent and Trademark Office (“USPTO”) to extend the life of a particular key patent relating to the licensed product; and

(iv)	serve on the joint development and joint commercialization committees described in the Agreement.

These are the items that are potentially deliverables in the arrangement.

At the outset, to clarify an important fact for the Staff with respect to the R&D services deliverable, the Staff is advised that the Agreement provides that there is a cost allocation as between the Company and Endo. While the Company is fully responsible for the cost of all clinical trial supplies until the point of FDA approval of the subject product, the costs related to the clinical trials themselves are allocated as shown on Exhibit A. The Staff will note that the Company bears a significant amount of these costs without reimbursement up to an initial threshold, then Endo pays for a significantly smaller amount of costs until a second threshold is met, then costs are split evenly.

As discussed in our previous responses and in more detail below, we believe that:

1.	The license provides stand-alone value and should be treated as a separate unit of accounting;

2.	The participation in the joint committees does not actually represent a deliverable at all;

3.	The services aimed at obtaining the patent extension are properly characterized as a deliverable; and

4.	The rest of the R&D services should be considered a single deliverable.

As noted in ASC 605-28-15-2, the milestone guidance applies to R&D deliverables or units of accounting where performance occurs over a period of time when a portion or all consideration is contingent upon future events. The R&D services deliverable and the patent extension related services deliverable under the Agreement each meet these criteria. While it is less common for all of the consideration for a deliverable to be contingent upon achievement of milestones, the guidance specifically contemplates that this may occur.

ASC 605-28-25-2 explains that “determining whether a milestone is substantive is a matter of judgment”. In our analysis of the arrangement, which was completed at inception, we analyzed each of the milestones, and each of them meets the requirements of a substantive milestone in ASC 605-28-25-2. See our expanded analysis in Exhibit A hereto.

•	Why your obligation to perform clinical trials pursuant to Article 3 of the Agreement is not identified as a deliverable on your Exhibit A.

As discussed above, we believe that the obligation to perform clinical trials and supply clinical trial materials is a single deliverable under the Agreement.

As discussed telephonically with the Staff, prior to the execution of the Agreement, the Company had on its own conducted a Phase 3 clinical trial for the subject product (BEMA Buprenorphine), which trial did not meet its primary endpoint. As such, a key governing principle for Endo was to structure an arrangement that would minimize, as much as possible, the risks associated with such trial results. Accordingly, the Agreement was carefully and clearly crafted to assure that at each step of the arrangement, Endo was to receive something of value, as follows: (i) initially upon transfer of the license, (ii) once the Company met the requirements of each milestone under the arrangement, and (iii) when external factors such as FDA approval significantly enhanced the value of the license.

As a key example of this, and in light of the results of the Company’s previous Phase 3 trial, Endo did not wish to take the risk of paying in advance or reimbursing along the way for research and development services (as is typical of many similar arrangements) and then not be able to receive the rights to an asset that had appreciated in value (as a result of, for example, the extended patent, full enrollment in each of two new trials, trial database lock, etc.). The Company’s risk (as negotiated between the parties and memorialized in the Agreement) was that if the Company did not complete the respective tasks, the Company would not receive milestone payments, and, specifically with respect to the clinical trial work, it would be out-of-pocket for up a very significant amount, and potentially more if costs exceed an additional threshold (see Exhibit A and Section 3.4 of the Agreement). A similar risk was borne by the Company regarding the patent extension; if that was not achieved, the costs incurred by the Company in seeking the extension would not be reimbursed or otherwise recovered.

Moreover, and notwithstanding this, even in the event the milestones were not met (and no milestone payments paid), Endo would still have everything it needed under the Agreement to develop the product itself without any support from the Company. This is a key fact in considering the stand-alone value of the license and the validity of recognizing in full the $30 million non-refundable, upfront payment.

•	Confirm that your participation in the Joint Commercialization Committee and Joint Development Committee is protective in nature and would thus not be considered a deliverable.

As described in further detail in our response of October 11, 2012, the Company’s participation in these committees is protective and is not considered by management to be a deliverable in the context of ASC 605-25. The Company’s participation is not obligatory as the contract explicitly allows the Company to withdraw from such participation with no adverse consequences to the Company, and all decisions of these committees, regardless of the Company’s participation, are ultimately vested with Endo. These committees are a means of governing the arrangement, and are not a means for either party to provide services to the other.

•

As previously requested, please provide us with your analysis of the units of accounting you determined and the revenue recognition policy for each unit, the selling price and how you determined it for each deliverable, and the total arrangement consideration, including how you determined it and your allocation to each deliverable. Refer to ASC 605-25-25 and ASC 605-25-30. Also provide us with proposed disclosure to be included in future periodic reports summarizing this information. Please note that the arrangement consideration for the license is limited to the non-contingent consideration

Units of Accounting

As noted above, we believe that the deliverables in the arrangement and resulting units of accounting include: (i) the license, (ii) the R&D services deliverable and (iii) our services required to obtain the patent extension. We have considered whether each of these deliverables (and, as noted below, the components of the R&D services deliverable) should be considered separate units of accounting, as discussed in ASC 605-25-25-5. The two requirements for a deliverable to be considered a separate unit of accounting are that the deliverable (alone or in combination with other delivered items), provides stand-alone value to the customer, and that, if there are any general rights of return on delivered items, performance of the undelivered items is probable. We confirm that there are no rights of return on the license or services in the Agreement. As such, the discussion below addresses stand-alone value considerations.

As previously indicated to the Staff, we believe that the license has stand-alone value, as Endo obtains everything it needs (legally, contractually, and practically) to exploit the license immediately upon the signing of the Agreement. At the time of the license and concurrent transfer of the FDA Investigational New Drug Application (“IND”) to Endo (each of which occurred at the inception of the arrangement), Endo had all the rights to go forward with the clinical trials, without the Company, and subsequent to those trials the right to proceed through the regulatory process to gain approval to produce and market the product. Endo is also free to sublicense its rights immediately to others. While the Company is assisting Endo with the clinical trials, Endo has the authority to make all key decisions, and can, if desired, proceed through the process without the Company. We believe that our conclusion that the license has stand-alone value is consistent with the remarks made by Arie Wilgunberg, then a Professional Accounting Fellow in the Office of the Chief Accountant, in December 2009, as posted at http://www.sec.gov/news/speech/2009/ spch120709asw.htm.

The R&D services are provided during the clinical development phase of the arrangement, which we estimated at the inception of the Agreement would take approximately 3 years. These services do not have stand-alone value separate from the license, but do clearly have value when combined with the license, which is delivered first. While the R&D services and the provision of clinical supplies could conceivably be split into multiple deliverables (i.e., each clinical trial could be argued to have stand-alone value on its own), we note that it is typical in collaborations such as ours with Endo for a company in our position to provide these and other services during the development phase, and that such services are typically bundled into a single unit of accounting. Essentially, each component of the R&D services is meant to support the clinical development of the product and increase the value of the license. Therefore, we believe that treatment as a single unit of accounting is appropriate.

The work to obtain the patent extension was estimated to occur over approximately the first 3-6 months after the Agreement was signed, depending upon the decisions of the USPTO (see discussion below). Again, this work does not have stand-alone value without the license, but does have stand-alone value when combined with the license, which is delivered first. We do not believe that the R&D services are necessary to obtain the value of the patent extension services because, once the patent extension was obtained, the value of the license was immediately enhanced, and, as noted previously, Endo received in the Agreement all of the rights and authority to exploit the license without further involvement by the Company. Therefore, we believe that the patent extension services are appropriately considered a separate unit of accounting.

Revenue Recognition Policy

As the license has stand-alone value and is delivered without contingency at the outset of the arrangement in consideration of a non-refundable payment, all revenue allocated to the license should be recognized up front.

The R&D services and patent extension deliverables are both provided over a period of time (estimated at 3 years for the R&D services, and, as it turned out, 4 months for the patent extension services). Generally, revenue would be recognized over the performance periods as the services are performed. However, that would not be done to the extent that the revenue is contingent upon the achievement of milestones, as milestone revenue is not fixed or determinable until the milestones are achieved. We have elected to apply ASC 605-28 to these deliverables to the extent of the milestone revenue. We believe that each of the Milestones 1 through 5 in the arrangement (as shown in Exhibit A) represent substantive milestones, and that the revenue related to such milestones would therefore be recognized upon the achievement of the applicable milestone. The bullet points below lay out the criteria in the accounting literature (specifically ASC 605-28-20 and 605-28-25-2) for events to be milestones and be evaluated as substantive. We have included additional commentary where we believe it will be helpful to the Staff’s analysis.

•

When the Agreement was signed, there was substantive uncertainty as to whether we would be able to meet any milestones. This is true even with respect to Milestone #1 relating to the patent extension. While we had submitted an application for the patent in question before the signing of the arrangement, we could not count on the patent being granted at all by USPTO, much less with the totality of the patent claims as we had applied for. In addition, we incurred approximately $50,000 in costs post-execution of the Agreement relating to the patent extension, and attended two face-to-face meetings with representatives of the USPTO prior to the allowance of the patent in order to ensure that the patent would be secured. There was no guaranty as to either the allowance of all or any of the patent claims or the timing thereof. Of course, our failure to secure the subject patent would have led to our incurring a substantial economic penalty in terms of not receiving the milestone payments as well as seven fewer years of patent exclusivity and potential loss of related royalty revenue for such period. In accordance with ASC 605-28-252, we considered this in assessing whether Milestone #1 was substantive.

•	The achievement of the milestones depends entirely upon our performance or an outcome resulting from our performance.

•	The achievement of the milestones triggers payments to us.

•

The payments are commensurate with the enhancement of the value of the already delivered license. Indeed, as indicated above, it was precisely Endo’s goal to ensure the payments were only made for enhancements of value to Endo. We do not get paid simply for providing services – we are only paid if we achieve milestones that enhance value. Endo does not make any payment without first receiving enhanced value at the time of the milestone event. Because of the results of our initial clinical trial, Endo was appropriately careful that ongoing negotiations were certain to allow Endo to get something tangible and that represented real value proportionate to the work done by the Company for each milestone under the Agreement. Our analysis of each milestone shows that value relative to the overall consideration in the arrangement.

•

The achievement of a milestone relates only to past performance. In no case does achievement of a milestone trigger additional performance obligations on our part, nor are any of the milestone payments refundable based on our future performance. See related discussion of Milestone #6 below.

•

The amount of the milestone payments is reasonable relative to the entire Agreement. The milestone payments track with the increased license value, and reasonably compensate the Company for: (i) the work we need to perform to reach the milestone, and (ii) the risk we undertake by performing such work when substantive uncertainty exists as to whether we will be paid for it.

In addition to the up-front license fee and milestone payments, we are also entitled to sales-based royalties. Those royalties will, of course, be earned only after FDA approval of the product and commercialization occurs, at which point all of the deliverables under the arrangement will have already been completed. As that revenue will only become fixed or determinable when the related sales occur, it would not be recognized until that point.

In addition, in the event our costs to perform the specified Phase 3 clinical trials exceed the threshold indicated in Exhibit A, we will be entitled to reimbursement from Endo for those excess costs under Section 3.4 of the Agreement, and if a subsequent cost threshold were met, we would share such costs with Endo. Should costs exceed the initial threshold, we would recognize our rights to reimbursement (or partial reimbursement, as the case may be) as additional costs are incurred. We did not, at the inception of the Agreement, believe that our costs would exceed the initial threshold identified in Exhibit A.

Total Arrangement Consideration

The only non-contingent consideration in the arrangement is $30 million initial fee. The rest of the consideration includes the research and development milestone payments of up to $95 million, sales-based milestones of up to $55 million, royalties on sales as discussed in Section 7.3 of the Agreement, and the funding of our research and development costs to the extent they exceed the thresholds indicated in Exhibit A.

Stand-Alone Selling Prices and Allocation

The estimation of a stand-alone selling price for the license in a research and development collaboration is extremely difficult and highly judgmental. This stems, in part, from the fact that stand-alone selling price is usually viewed as a specific number for each deliverable, while research and development collaborations are almost never fixed-price arrangements. Rather, the vast majority of the consideration in a research and development collaboration is usually milestones and sales royalties, as it is under the Agreement.

However, it is clear that any payments contingent upon future performance cannot be recognized as revenue until they are fixed or determinable, and that does not occur until the milestones or sales are achieved. Thus, the only revenue that potentially could be recognized before that point is the $30 million up-front license fee, which is the only non-contingent consideration in the arrangement.

As the milestones are substantive (as discussed above and in Exhibit A), milestone revenue should be recognized upon achievement, as is consistent with ASC 605-28. In addition, by the time sales royalties, if any, occur, our performance will be complete. Such amounts can therefore be recognized as they become fixed or determinable.

The remaining question, then, regarding allocation and recognition of revenue, is whether some of the $30 million up-front license fee should be allocated to the R&D services and patent extension services deliverables. We believe that the negotiations with Endo as memorialized in the Agreement make clear that the license, at the outset of the arrangement, has a value of at least $30 million. As indicated in our previous submissions to the Staff, the Company spent approximately $34.2 million during the period 2009-2011 alone on the development of the subject product, and as discussed above, Endo was careful in the negotiations to ensure that it paid only for existing value, not for work performed or to be performed, and not for speculative value. Endo made sure that it received, immediately upon the signing of the Agreement, all of the rights and authority to exploit the license on its own, without the Company if necessary. The Agreement does not include any funding by Endo of research and development services in advance or as they are performed (unless costs exceed the thresholds indicated in Exhibit A) precisely because Endo wished only to pay when it was demonstrated that value had been enhanced. To assign a portion of the up-front payment to future services would suggest that Endo had “pre-paid” in part for those services, which is inconsistent with the intentions of the parties and the spirit of the Agreement.

Further, assigning a portion of the $30 million up-front payment to research and development services would suggest that the milestones would not be adequate compensation for the work being performed. However, this is not consistent with the economics of the Agreement. While stand-alone selling prices for drug licenses are very difficult to determine, that is not the case with research and development services. Based on our past experience with similar contracts, our best estimate of profit margins for research and development services is approximately 25% to 30%. Our internal work papers during negotiation and at contract inception show budgeted research and development costs at $54 million. Even adding a standard margin and taking into account the completion risk, the research and development milestones under the Agreement of $95 million are substantially in excess of what would be considered a normal stand-alone selling price for research and development services.

Therefore, we believe that it is clear that no portion of the $30 million up-front fee relates to future services, and all of that amount should be allocated to the license delivered at the inception of the arrangement. This result is consistent with a reasonable allocation of total arrangement consideration based on estimated stand-alone selling prices of the license and R&D services. As discussed above, the stand-alone selling price of contract research and development services typically is cost plus a range of margin of 25% to 30%. As our costs of research and development services (based on reasonable estimates of total cost), the resulting stand-alone selling price would be approximately $70 million. A stand-alone arrangement for the license would likely include all of the rest of the consideration that exists in the Agreement, including milestone payments (which would be smaller to take into account the lack of research and development expenses), royalties, and an up-front payment. Allocation based on those estimated stand-alone selling prices would result in an allocation of greater than $30 million to the license, but no amount above $30 million can be recognized upon delivery of the license due the requirement that revenue only be recognized to the extent that it is not contingent upon future performance.

While this does produce an uncommon result in that all consideration allocated to the research and development services deliverable (except to the extent costs exceed the thresholds indicated in Exhibit A) is contingent upon the achievement of milestones and/or commercialization, such a result is absolutely the intent of the Agreement. Endo was unwilling to make payment until the value of the license was enhanced by successful outcomes, and the Company agreed to perform the research and development services at its own risk, without reimbursement, knowing that if the work was unsuccessful, no payment would be forthcoming. Further, as noted above, ASC 605-28 specifically contemplates that cases will exist in which all consideration for a deliverable is contingent upon milestones.

Tolmar Payment

As discussed with the Staff, we believe that the staff may have concerns about the $2 million payment to Tolmar (see Section 7.1 of the Agreement). We do not believe that such payment impacts revenue recognition. The payment of $2 million to Tolmar was the last amount that needed to be paid for ownership of the drug delivery technology incorporated in the licensed product for it to be 100% free of lien. Beginning with agreements entered into in 2007, the Company paid Tolmar and its predecessor a total of $10 million for the technology. Endo required the last installment to be paid in order that the license be “free and clear” at the time of the transfer. Again, Endo was evidencing its concern with respect to the Company’s financial condition subsequent to the failed clinical trial and acting to ensure full value was received when payments were made by Endo and that no additional payments could be required in the future related to the initial transfer. As the Staff is aware based on our discussions, the final payment to Tolmar occurred the day before the execution of the Agreement. Accordingly, there was no deliverable associated with the license other than the license itself.

Furthermore, the execution of the license gave ownership to Endo such that they could move forward with the technology and the transferred IND without Company involvement. All other consideration in the Endo arrangement was directly associated with activities and costs associated with the milestones, as further described in Exhibit A.

•	Please tell us how milestone 1 meets the definition of a substantive milestone under ASC 605-28-25-2.

The guidance as set forth in ASC 605-25-28-2a states that for a milestone to be considered substantive, it must be commensurate with either the vendor’s performance to achieve the milestone or the enhanced value of the delivered item. In analyzing the arrangement at inception, we estimated that there would be a significant enhancement to the value of the license in Endo’s hands by securing the patent protection for an additional seven years, which would result in an additional seven years of exclusivity and a related increase in the potential for sales and profits to Endo during such period. This, in and of itself, clearly meets the definition of enhancement of value of the delivered item to the counterparty to the arrangement.

The requirement in ASC 605-25-28-2b notes that for a milestone to be considered substantive it must solely be related to past performance. We understand that the Staff believes that such “performance” must occur after the signing of the Agreement and before the milestone is achieved. While we do not believe that the literature requires the “past performance” to have occurred after the signing of the contract, we note that while the extension of the patent was achieved within four months after the signing of the Agreement (subsequent to the signing of the Agreement), the Company expended approximately $50,000 in legal expenses, internal staff time and effort in securing data and analysis related to the patent, including the participation in two face-to-face meetings with representatives of the USPTO in Washington prior to allowance. Furthermore, at the inception of the arrangement (which is when the assessment of the milestones must be performed under ASC 605-28-25-2) and analysis of the accounting implications of the transactions, it was possible that substantially more effort and cost would need to be incurred by the Company related to the patent. For example, the USPTO could have raised questions about the claims sought in the patent, which would have required the Company to expend even more outside legal and internal resources to defend its position in front of the USPTO.

In addition, per review of ASC 605-25-28-3, we note that the purpose of the past performance requirement is to ensure that the milestone consideration does not relate to future performance subsequent to achieving the milestone. Achievement of this milestone did not add to the Company’s performance obligations under the Agreement, and no amount of consideration was refundable through any mechanism.

•	Please tell us why you believe that Milestone #6 is not a substantive milestone under ASC 605-28-25-2.

We concluded that Milestone #6 is not substantive due to the clawback provision (See 7.3(f)(ii) of the Agreement) that could result in all or a portion of this payment being refundable to Endo in the event a generic competitor comes onto the market. According to ASC 605-28-25-3, refunds based on future performance indicate that the milestone is not substantive. While the marketing of generic competitive drug is not related to our future performance, we nonetheless concluded that the refundability caused the milestone to be nonsubstantive. As such, we plan to recognize the revenue related to Milestone number 6 as it becomes non-refundable over time.

We believe that an alternative view would indicate that Milestone 6 is in fact a substantive milestone, because the refundability is unrelated to our future performance, and is instead contingent upon events outside the control of the Company (sales of a generic product). However, in that analysis, we believe we would still be precluded from recording as revenue the portion of the milestone that is, at any point, still subject to refund based upon an event outside our control, as that revenue would not be fixed or determinable. As such, the revenue recognition pattern would be the same, whether the milestone was considered substantive or not. See further discussion and analysis in Exhibit A.

•	Please note that we may have additional comments regarding the Agreement.

The Company acknowledges the Staff’s position. The Company believes that the foregoing responses and analysis fully support the Company’s position that the $30M up-front payment was for full payment of the license and there were no other deliverables required in order to support that license, and our accounting for the deliverables under the milestone method is correct under the current guidance. The Company welcomes the opportunity to discuss the Company’s analysis with, and answer any further questions or comments of, the Staff.

* * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comment or changes to disclosure in response to Staff comment do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the foregoing responses and the attached information. Should you have any questions concerning the foregoing responses, please contact me at (813) 864-2562.

Sincerely,

/s/ James A. McNulty

James A. McNulty, CPA
Treasurer, Secretary and Chief Financial Officer
BioDelivery Sciences International, Inc.

Attachments

cc:	William B. Stone, Chairman, Audit Committee

Mark A. Sirgo, Pharm.D.

Cherry, Bekaert & Holland, L.L.P.

Exhibit A

Analysis of the Elements of the Endo Arrangement

[attached hereto]